

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 15, 2016

Stephanie D. Miller
Senior Vice President, Associate General Counsel and Corporate Secretary
Baxalta Incorporated
1200 Lakeside Drive
Bannockburn, Illinois 60015

Re: **Baxalta Incorporated**
Registration Statement on Form S-4
Filed March 21, 2016
File No. 333-210320

Dear Ms. Miller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

31. Will I be taxed on the shares of Baxalta common stock that I receive, page 12

1.   We note your disclosure that holders of Baxter common stock who participate in the exchange offer will recognize no gain or loss for U.S. federal income tax purposes upon receipt of shares in the exchange offer, assuming the exchange offer qualifies as tax-free under Sections 355 and 361 of the Internal Revenue Code. The disclosure should not contain assumptions regarding conclusions of law that underlie the ultimate opinion as to the tax consequences to holders. Please revise your disclosure accordingly.

U.S. Federal Income Tax Consequences, page 181

2.   We note your statement in the first paragraph of this section that it describes "certain" U.S. federal income tax consequences to holders of Baxter common stock that exchange shares of Baxter for shares of Baxalta pursuant to this exchange offer. Please revise to

state that you have described all material tax consequences and, if necessary, revise your disclosure accordingly.

Exhibits, page II-5

3.   Please file the tax opinion required by Item 601(b)(8) of Regulation S-K with respect to the material tax consequences to holders of Baxter shares who participate in the exchange offer, or tell us why you do not believe one is required to be filed.

General

4.   Please note that our Division's Office of Mergers and Acquisitions may provide additional comments in a separate comment letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Keating Brooks at (202) 551-8336 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David A. Schuette, Esq., Mayer Brown LLP